May 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention:                                         Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Re:          Ironwood Pharmaceuticals, Inc. Comment Letter Dated May 21, 2013

(File No. 000-26770)

Ladies and Gentlemen:

On behalf of Ironwood Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated May 21, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K, File No. 001-34620, filed on February 21, 2013 (the “10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold followed by the response of the Company.

Financial Overview

Research and Development Expense, page 47

1.                                      Please refer to the lead-in paragraph to the table on page 48 and tell us the amount of external costs associated with manufacturing, including supply chain development and how these costs comply with ASC 730-10 as research and development activities.

Response:

As disclosed in the “Financial Overview” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, research and development expense includes some of the costs incurred in connection with the manufacture and distribution of our product candidates. Currently, the Company relies exclusively on contract manufacturing organizations to manufacture the linaclotide active pharmaceutical ingredient (“API”) and the API for its early development candidates. The manufacturing costs that are recorded as research and development expense consist primarily of third-party pre-validation expenses, including costs to develop and scale manufacturing methodologies and to obtain the FDA’s approval of the manufacturing facilities, as well as third-party API manufacturing validation expenses that do not satisfy the Company’s inventory capitalization policy. The pre-validation processes involve many steps to develop methodologies to manufacture commercial quantities of linaclotide. This typically involves attempting to produce smaller quantities of linaclotide to determine that the manufacturing methodologies are successful, and then attempting to manufacture several larger batches until the process can be replicated and repeated on a commercial scale assuming they meet all quality specifications. These methodologies are typically altered multiple times in order to create sufficient yields and quantities from the production batches and achieve the predetermined quality specifications. The pre-validation batches of linaclotide are not available for commercial sale while the validation batches are typically available for commercial sale. Below is a summary of the external costs associated with pre-validation and validation manufacturing for linaclotide and for our early development candidates and discovery research.

	Years Ended December 31,
	2012	2011	2010
	(in thousands)

Linaclotide pre-validation manufacturing costs	$4,883	$3,385	$4,986
Linaclotide API validation manufacturing costs	2,663	2,905	1,299
Discovery and development manufacturing costs	6,294	3,573	3,549
	$13,840	$9,863	$9,834

On August 30, 2012, the United States Food and Drug Administration (“FDA”) approved the Company’s first product, LINZESS (linaclotide), as a once-daily treatment for adult men and women suffering from irritable bowel syndrome with constipation (“IBS-C”) or chronic idiopathic constipation. Due to long-lead time requirements for manufacturing our product, manufacturing constraints and the desire to have linaclotide commercially available as soon as possible following regulatory approval, the Company contracted with multiple third-party suppliers to manufacture commercial quantities of linaclotide API prior to final approval by regulators. The Company expensed all of the pre-validation and validation manufacturing costs of linaclotide API as research and development expenses in the periods prior to July 1, 2012, at which date it began capitalizing linaclotide-related costs of validation and post-validation (i.e. commercial) API lots as regulatory approval and their realizability became probable (see our response to Comment 3 from the Staff for further discussion of the Company’s inventory capitalization policy). For the periods July 1, 2012 and beyond, the

Company continues to expense pre-validation linaclotide API manufacturing costs associated with new third-party manufacturing facilities and capitalizes linaclotide API inventory available for commercial use.

In evaluating the accounting treatment for the external costs associated with manufacturing, the Company considered the guidance included in ASC 730-10-25-2, Research and Development-Recognition, which states that:

“Elements of costs shall be identified with research and development activities as follows (…):

a. Materials, equipment, and facilities. The costs of materials (whether from the entity’s normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred. (…)”

The Company concluded, as further discussed under Comment 3 below, that regulatory approval by the FDA and by the European Commission and successful commercialization of linaclotide in the U.S. and Europe was not deemed probable before July 1, 2012. As a result, it was not probable that any linaclotide API lot manufactured before that date could be used for commercial purposes. Since the linaclotide API had no alternative future use other than for research and development activities and had no separate economic value, the related external manufacturing costs were recorded as research and development expenses at the time they were incurred. The Company also concluded that any API manufactured for its early development candidates and early discovery research also had no alternative future use, and as such, the contract manufacturing costs are expensed as incurred.

ASC 730-10-55-1(h) also provides that:

“The following activities typically would be considered research and development within the scope of this Topic (unless conducted for others under a contractual arrangement—see paragraph 730-10-15-4[a]) (…):

c.  Conceptual formulation and design of possible product or process alternatives

d.  Testing in search for or evaluation of product or process alternatives

e.  Modification of the formulation or design of a product or process

f.  Design, construction, and testing of preproduction prototypes and models (…)

h.  Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the entity for commercial production

i.  Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture (…)”

LINZESS is the first FDA-approved guanylate cyclase type-C agonist and each of our third-party suppliers has its own unique manufacturing process that needs to be validated before linaclotide API or linaclotide finished drug product can be manufactured on a commercial scale. The Company believes that the related pre-validation API manufacturing costs associated with such new third-party facilities and unique manufacturing processes, including costs associated with the FDA registration of such facilities, should be recorded as research and development expenses as incurred in accordance with ASC 730-10-55-1. The cost of the validation and post-validation lots that are available for commercial use are capitalized as inventory in accordance with our inventory capitalization policy as described in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

In evaluating the proper classification of the pre-validation and validation manufacturing costs, the Company also considered the guidance in ASC 730-10-15-4 a. through e. (which requires that the costs of certain transactions and activities be excluded from research and development expenses), which supported the classification of such costs in research and development expense, as follows:

a.              The Company’s pre-validation and validation manufacturing costs did not include any costs of research and development activities conducted for others under contractual arrangements, which would be excluded from research and development expenses pursuant to ASC 730-10-15-4 a.

b.              ASC 730-10-15-4 b. does not apply to the Company’s pre-validation and validation manufacturing costs because this guidance applies solely to the costs of activities that are unique to companies in extractive industries.

c.               The Company’s pre-validation and validation manufacturing costs did not include any costs related to the acquisition, development or improvement by the Company of processes for use in selling activities or administrative activities that would be excluded from research and development expenses pursuant to ASC 730-10-15-4 c.

d.              ASC 730-10-15-4 d. excludes from research and development expenses costs of routine or periodic alterations to existing products, production lines and manufacturing processes.  The Company evaluated the activities related to its pre-validation and validation manufacturing costs incurred prior to July 1, 2012, including activities related to the design, testing and validation of the linaclotide production lines and manufacturing processes at the third-party facilities, and determined that none of the costs related to these activities should be excluded from research and development expenses pursuant to ASC 730-10-15-4 d. because (a) linaclotide was not yet a marketed product and (b) none of the activities related to the manufacturing processes were routine or periodic alterations, because they remained subject to FDA review and approval.

e.               The Company’s pre-validation and validation manufacturing costs did not include any costs for market research or market testing activities that would be excluded from research and development expenses pursuant to ASC 730-10-15-4 e.

2.                                     Refer to the table on page 48. Please provide us proposed disclosure to be included in future periodic reports addressing the following information:

•                  Disclose the amount in each of the three categories related to the linaclotide program and separately for any other significant programs;

•                  Disclose what the “demonstrated clinical proof of concept” category represents; and

•                  Disclose a reconciliation of the total of the expenses in the table to total research and development expenses on your Statements of Operations providing the nature and amount of significant reconciling items.

Response:

In response to the Staff’s comment, the Company proposes to include additional disclosures in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013. The underlined text in the disclosures that follow indicates the proposed additional disclosures. The proposed disclosures are prepared as of December 31, 2012, the end of the Company’s fiscal year, but will be revised in the Form 10-Q to reflect the quarterly financial information.

“The following table sets forth our research and development expenses related to our product pipeline for the years ended December 31, 2012, 2011 and 2010. These expenses relate primarily to external costs associated with ~~manufacturing, including supply chain development,~~ nonclinical studies and clinical trials costs, costs incurred to develop manufacturing processes and register manufacturing facilities with the FDA and costs associated with linaclotide API that was expensed prior to meeting our inventory capitalization policy. Costs related to facilities, depreciation, share-based compensation and research and development support services, laboratory supplies and certain other costs are not directly charged to programs.

	Years Ended December 31,
	2012	2011	2010
	(in thousands)

~~Demonstrated clinical proof of concept~~ Linaclotide (including payments to and from Forest)	$28,953	$21,514	$26,684
Early development candidates:	~~22,283~~	~~13,498~~	~~13,067~~
Gastrointestinal disorders (two compounds)	9,236	5,740	3,756
Central nervous system disorders (three compounds)	10,116	3,119	6,615
Allergic disorders	2,931	4,639	2,696
Total early development candidates	22,283	13,498	13,067
Discovery research	10,515	13,454	6,134
Costs not directly allocated to programs:
Facilities, depreciation and IT infrastructure	21,023	17,232	16,792
Share-based compensation and benefits	12,203	7,666	4,889
Research and development support	11,899	8,051	6,719
Laboratory supplies	3,527	2,342	1,809
Other	3,071	2,336	1,360
Total costs not directly allocated to programs	51,723	37,627	31,569
	$113,474	$86,093	$77,454

3.                                      You indicate that in 2012 research and development expenses increased partially as a result of increased contract manufacturing costs associated with validation of batches of linaclotide API in anticipation potential commercial launch. Please tell us the amount of validation costs expensed, the nature of the costs, whether or not you expected to sell the inventory upon approval, and your basis in GAAP for expensing the amounts. You also state on page F-12 that you capitalize inventories manufactured in preparation for initiating sales of a product candidate when the related product candidate is considered to have a high likelihood of regulatory approval and the related costs are expected to be recoverable through sales of the inventories. Please tell us why you believe expensing the validation costs is consistent with your accounting policy and provide proposed disclosure to be included in future filings to clarify.

Response:

The contract manufacturing costs associated with validation of batches of linaclotide API that were included in research and development expenses for the years ended December 31, 2012, 2011 and 2010 were $2.7 million, $2.9 million and $1.3 million, respectively. These costs consist of third-party API validation expenses that did not satisfy the Company’s inventory capitalization policy as disclosed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012:

“The Company capitalizes inventories manufactured in preparation for initiating sales of a product candidate when the related product candidate is considered to have a high likelihood of regulatory approval and the related costs are expected to be recoverable through sales of the inventories. In determining whether or not to capitalize such inventories, the Company evaluates, among other factors, information regarding the product candidate’s safety and efficacy, the status of regulatory submissions and communications with regulatory authorities and the outlook for commercial sales, including the existence of current or anticipated competitive drugs and the availability of reimbursement. In addition, the Company evaluates risks associated with manufacturing the product candidate and the remaining shelf life of the inventories.

Costs associated with developmental products prior to satisfying the inventory capitalization criteria are charged to research and development expense as incurred.”

The Company’s accounting policy is to capitalize inventory costs associated with products prior to regulatory approval when, based on management’s judgment, future commercialization is considered probable and the future economic benefit is expected to be realized.  We consider numerous attributes in evaluating whether the costs to manufacture a particular product should be capitalized as an asset.  In assessing the probability of successful commercialization, the Company considers the following factors:

•                  The status of the regulatory approval process including known constraints and impediments to approval in the areas of safety, efficacy and potential labeling restrictions.  This evaluation will be supplemented with any available information from Advisory Board reviews, approvals by other regulatory bodies and the history of the product’s development.

•                  Our anticipated research and development initiatives and the constraints relating to a particular product and the indication in which it will be used.  The more complex and uncertain the initiative, the less likely that costs will be capitalized.

•                  The manufacturing environment, including our supply chain, in determining logistical constraints that could possibly hamper approval or commercialization.

•                  The shelf life of the product in relation to the expected timeline for approval and patent related or contractual issues that may prevent or cause delay in commercialization.

•                  The size of the commitment of capital to scale up production and to launch commercialization strategies.

•                  The viability of commercialization, trends in the marketplace and market acceptance criteria.

•                  The reimbursement strategies that may prevail with respect to the product and assess the economic benefit that we are likely to realize.

No API validation lots were capitalized through June 30, 2012 since management concluded that regulatory approval by the FDA or regulatory authorities in Europe and successful commercialization was not probable. The following factors were considered by the Company in supporting this judgment:

•                  At June 30, 2012, linaclotide was not approved for marketing in any territory.

•                  New drug application (“NDA”) for linaclotide was not referred to the FDA’s Advisory Committee for review. On one hand, it could suggest that linaclotide did not raise significant public health questions and outside expertise was not deemed necessary. On the other hand, the Company had limited feedback from the FDA before the final approval of the NDA in Q3 2012. In Europe, linaclotide was reviewed by the European Committee for Medicinal Products for Human Use (“CHMP”). CHMP’s final recommendation to approve the Company’s product was not known at June 30, 2012.

•                  Linaclotide is a novel drug - the active ingredient in LINZESS (linaclotide) is the first guanylate cyclase-C agonist approved by the FDA.

•                  GMP polypeptide synthesis on a commercial scale is very complex and there are a limited number of the suppliers in the market. The Company experienced significant delays in the validation of its third-party manufacturers. Thus, even though regulatory approval was reasonably possible in 2012, the likelihood that the validation API lots would be used for commercial sale upon regulatory approval and that the Company would be able to recover their costs was not probable.

In the third quarter of 2012, the Company began capitalizing API validation costs for linaclotide manufactured in preparation for its launch in the U.S. and Europe. The following developments supported this decision:

•                  The FDA approved linaclotide in the U.S. on August 30, 2012.

•                  In September 2012, the CHMP issued a positive opinion recommending the marketing approval for linaclotide in Europe. Based on the FDA approval in the U.S. and positive feedback from the European regulator, the Company concluded that it was probable that regulatory approval would be obtained in Europe. At the time of the assessment, such approval was expected in the fourth quarter of 2012. In November 2012, the European Commission granted marketing approval to linaclotide for the symptomatic treatment of moderate to severe IBS-C in adults.

•                  Two of the Company’s API suppliers completed their validation process for three different facilities and the third supplier was expected to complete its validation in the fourth quarter of 2012. The Company capitalized only the cost of the batches that were fully validated on or after July 1, 2012 (the quarter during which LINZESS was approved by the FDA and a positive opinion was issued by CHMP).

•                  At the time of the assessment, the Company was expected to capitalize only the costs related to linaclotide API (raw materials). Forest and Almirall, the Company’s partners for the U.S and Europe, are responsible for drug product manufacturing of linaclotide into finished product for their respective territories. Based on the then current API sales forecast and API purchase orders from Almirall and Forest, it was expected that all API inventory would be sold to Ironwood’s partners.

As such, all validation costs associated with linaclotide API that were incurred before July 1, 2012 are recorded, as discussed under Comment 1 above, as research and development expense in accordance with ASC 730-10, as such costs did not meet our inventory capitalization policy. In addition to the fact that we had not yet concluded that regulatory approval was probable prior to July 1, 2012, we also believed that there was risk that the net realizable value of the validation batches may not be recoverable due to significant delays in the validation process at our third party contract manufacturers. As a result, consistent with our accounting policy, we expensed the cost of the validation batches as research and development expense.

We respectfully acknowledge the Staff’s comment to propose disclosure to clarify why expensing the linaclotide validation costs is consistent with our accounting policy included under Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. We propose to include the following supplementary disclosures in our future filings. The underlined text in the disclosures that follow indicates the proposed additional disclosures.

Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2013.

“Research and development expenses are comprised of costs incurred in performing research and development activities, including salary and benefits; share-based compensation expense; laboratory supplies and other direct expenses; facilities expenses; overhead expenses; contractual services, including clinical trial and related ~~clinical~~ contract manufacturing expenses, development of manufacturing processes, regulatory registration of third-party manufacturing facilities and costs associated with linaclotide API prior to the Company concluding that regulatory approval is probable and that its net realizable value is recoverable ~~including supply chain development~~; and other outside expenses. As a result of the sale of the Company’s interest in Microbia in September 2010, costs of revenue related to the Microbia services contracts and costs associated with Microbia’s research and development activities are included in net income from discontinued operations.”

“The Company capitalizes inventories manufactured in preparation for initiating sales of a product candidate when the related product candidate is considered to have a high likelihood of regulatory approval and the related costs are expected to be recoverable through sales of the inventories. In determining whether or not to capitalize such inventories, the Company evaluates, among other factors, information regarding the product candidate’s safety and efficacy, the status of regulatory submissions and communications with regulatory authorities and the outlook for commercial sales, including the existence of current or anticipated competitive drugs and the availability of reimbursement. In addition, the Company evaluates risks associated with manufacturing the product candidate, including the ability of the Company’s third-party suppliers to complete the validation batches, and the remaining shelf life of the inventories.

Costs associated with developmental products prior to satisfying the inventory capitalization criteria are charged to research and development expense as incurred.”

Note 6, Inventory, in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2013.

“In the third quarter of 2012, the Company began capitalizing inventory costs for linaclotide manufactured in preparation for its launch in the U.S. and Europe based on its evaluation of, among other factors, the status of the linaclotide NDAs in the U.S., CHMP’s positive recommendation to grant marketing approval for linaclotide in Europe, and the ability of its third-party suppliers to successfully manufacture commercial quantities of linaclotide API, which provided the Company with reasonable assurance that the net realizable value of the inventory would be recoverable.”

The “Results of Operation — Financial Overview” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2013. The proposed disclosures are prepared as of December 31, 2012, the end of the Company’s fiscal year, but will be revised in the Form 10-Q to reflect the quarterly financial information.

“Cost of Revenue. The increase in cost of revenue of approximately $1.0 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was related to our inventory capitalization policy. We expensed most of the manufacturing costs of API for linaclotide as research and development expenses in the periods prior to July 1, 2012. In the third quarter of 2012, we began capitalizing inventory costs for linaclotide API manufactured in preparation for its planned launch in the U.S. and Europe based on our evaluation of, among other factors, the status of the linaclotide NDAs in the U.S., CHMP’s positive recommendation to grant marketing approval for linaclotide in Europe, and the ability of our third-party suppliers to successfully manufacture commercial quantities of linaclotide API. As of December 31, 2012, the previously expensed API inventory that is commercially saleable has been substantially utilized.”

“Research and Development Expense. Research and development expense consists of expenses incurred in connection with the discovery, development, manufacture and distribution of our product candidates. These expenses consist primarily of compensation, benefits and other employee related expenses, research and development related facility costs, third-party contract costs relating to ~~research, formulation, manufacturing,~~ nonclinical study and clinical trial activities, development of manufacturing processes, regulatory registration of third-party manufacturing facilities and costs associated with linaclotide API prior to meeting our inventory capitalization policy as well as licensing fees for our product candidates prior to regulatory approval. We charge all research and development expenses to operations as incurred. Under our Forest and AstraZeneca collaboration agreements, we are reimbursed for certain research and development expenses, and we net these reimbursements against our research and development expenses as incurred. Payments to Forest or AstraZeneca are recorded as incremental research and development expense.

The costs of revenue related to the Microbia services contracts and costs associated with Microbia’s research and development activities are included in net income (loss) from discontinued operations.”

The “Critical Accounting Policies and Estimates” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ending December 31, 2013.

“We capitalize inventories manufactured in preparation for initiating sales of a product candidate when the related product candidate is considered to have a high likelihood of regulatory approval and the related costs are expected to be recoverable through sales of the inventories. In determining whether or not to capitalize such inventories, we evaluate, among other factors, information regarding the product candidate’s safety and efficacy, the status of regulatory submissions and communications with regulatory authorities and the outlook for commercial sales, including the existence of current or anticipated competitive drugs and the availability of reimbursement. In addition, we evaluate risks associated with manufacturing the product candidate, including the ability of the Company’s third-party suppliers to complete the validation batches, and the remaining shelf life of the inventories.

Costs associated with developmental products prior to satisfying the inventory capitalization criteria are charged to research and development expense as incurred.”

Notes to Consolidated Financial Statements

14. Income Tax, page F-45

4.                                      You are recognizing a tax credit in 2012 that significantly increased from the credit recognized in the prior period. Please tell us what the tax credit represents given that the federal U.S. research and development tax credit expired in 2012 and was not retroactively reinstated until January 2, 2013.

Response:

We respectfully submit to the Staff that we acknowledge that the federal research and development tax credit expired in 2012 and was not reinstated until January 2, 2013, and as such, we did not recognize a federal research and development tax credit in our consolidated financial statements for the year ended December 31, 2012.  We completed a federal and state research and development tax credit study in 2012 that evaluated research and development tax credits for the years ended December 31, 2003 through December 31, 2011. As disclosed in Note 14, Income Taxes, to the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the study resulted in a $9.9 million true-up to our research and development tax credits that was reflected in our consolidated financial statements, net of a full valuation allowance, for the year ended December 31, 2012. We also recorded an additional $0.5 million of state research and development tax credits in the year ended December 31, 2012.

In response to the Staff’s comment, the Company proposes to clarify the disclosures in Note 14, Income Taxes, in its Annual Report on Form 10-K for the year ending December 31, 2013 as follows. The underlined text includes the proposed additional disclosures.

“During 2012, the Company completed a study of its research and development credit carryforwards for the years 2003 through 2011. This study resulted in an increase in the Company’s ~~its~~ research and development credit carryforwards of $9.9 million.”

*              *              *

At the Staff’s request, the Company acknowledges that it is the Staff’s position that:

•                                    the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•                                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please contact me at (617) 621-8414.

Best regards,

/s/ Michael J. Higgins

Michael J. Higgins
Chief Operating Officer and
Chief Financial Officer

cc:                                Halley E. Gilbert (Ironwood Pharmaceuticals, Inc.)

Paul M. Kinsella (Ropes & Gray LLP)